EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	Year Ended December 31,
	2003	2004	2005	2006	2007

Earnings:
Income before income taxes	$103,340	$115,609	132,588	125,752	158,998
Plus: fixed charges per below	33,513	23,999	26,547	32,399	36,657
Less: capitalized interest per below	29	167	432	654	206
Plus: current period amortization of interest
capitalized in prior periods	9	13	21	30	39

Total earnings	$136,833	$139,454	$158,724	$157,527	$195,488

Fixed charges
Interest expense	$31,666	$21,724	$23,489	$28,970	$33,430
Capitalized interest	29	167	432	654	206
Interest portion of rent expense	1,818	2,108	2,626	2,775	3,021

Total fixed charges	$33,513	$23,999	$26,547	$32,399	$36,657

Ratio of earnings to fixed charges	4.1	5.8	6.0	4.9	5.3